

Amir Fassihi

*Radiology/Teleradiology/Neuroradiology *Author: Iran's Nowruz Revolution *Founder: Amnion Life Medical Devices

United States

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Amnion Life

University of California, San Francisco

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 Iran's Nowruz Revolution: Legacy of Violence, Promise ...

Experience



Chief Executive Officer

Amnion Life

Mar 2015 – Present · 3 yrs 9 mos
Orange County, California Area

Medical Devices for the First Nine Months of Life

Amnion Life is a medical device research and development company in pursuit of innovative medical devices for preterm infants. Its breakthrough product, patented Amniotic Incubator is in the prototpe testing phase and is expected to begin its first pilot clinical trial in early 2019.

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Book Author

Iran's Nowruz Revolution: Legacy of Violence, Promise of Nonviolence and Celebrations as Civil Disob

Sep 2012 – Present · 6 yrs 3 mos
https://www.amazon.com/Irans-Nowruz-Revolution-Celebrations-Disobedience/dp/1478

It is said that two invincible forces were created in the 20th century: the atom bomb and nonviolence. IRAN'S NOWRUZ REVOLUTION examines the potential for nonviolence as a force against one of the last ruthless religious regimes still in power today.
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Front Cover.jpg | Iran's Nowruz Revolution: Legacy ...



Radiologist

Virtual Radiologic

Sep 2011 – Present · 7 yrs 3 mos

Neuroradiology

Education



University of California, San Francisco
Doctor of Medicine (MD), Medicine
1995 – 1999

University of Southern California
Neuroradiology
2004 – 2005

University of Southern California
Diagnostic Radiology Residency Program
2000 – 2004

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